UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64092/March 18, 2011

ADMINISTRATIVE PROCEEDING
FILE NO. 3-14223

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In the Matter of	:	
	:	
ADVANTAGE LIFE PRODUCTS, INC.,	:	ORDER MAKING FINDINGS AND
B-TELLER, INC.	:	REVOKING REGISTRATIONS BY
(N/K/A CA GOLDFIELDS, INC.), and	:	DEFAULT
INDEPENDENT ENERGY HOLDINGS, P.L.C.	:	

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on February 3, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have failed to file required periodic reports with the Commission. The three Respondents, located in the United Kingdom, were served with the OIP by express, international, or certified mail by February 15, 2011, pursuant to Rule 141(a)(2)(ii), (iv) of the Commission's Rules of Practice.[1]

The Respondents are in default because they have not file Answers to the OIP, they did not appear at the telephonic prehearing conference on March 15, 2011, and they have not otherwise defended the proceeding. See OIP at 3; 17 C.F.R. § 201.155(a), .220(f), .221(f). Based on these facts, I find the following allegations in the OIP are true. See 17 C.F.R. § 201.155(a).

Findings

Advantage Life, stock symbol "ADVT" and Central Index Key (CIK) No. 824840, is a void Delaware corporation located in London, England, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advantage Life is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2000, which reported no revenues or expenses for

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[1] The registered agent of B-Teller, Inc. (n/k/a CA Goldfields, Inc.) (CA Goldfields) was personally served with the OIP on February 7, 2011. The registered agent of Advantage Life Products, Inc. (Advantage Life) was personally served on February 4, 2011, but notified the Commission by letter dated February 10, 2011, that it was unable to forward the material due to an undeliverable address.

the prior nine months. As of January 25, 2011, the common stock of Advantage Life was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. ("OTC Link"), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CA Goldfields, stock symbol "CAGI" and CIK No. 1000079, is an inactive Washington corporation located in London, England, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CA Goldfields is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 2005, which reported no revenues or expenses for the prior six months. As of January 25, 2011, the common stock of CA Goldfields was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Independent Energy Holdings PLC (Independent Energy), stock symbol "INYYQ" and CIK No. 1050692, is an England and Wales corporation located in Solihull, West Midlands, United Kingdom, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Independent Energy is delinquent in its periodic filings with the Commission, having not filed any annual reports since it filed a Form 20-F for the period ended June 30, 1999. As of January 25, 2011, the American Depository Shares representing Ordinary Shares of Independent Energy were not publicly quoted or traded.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports. Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. Exchange Act Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders. Advantage Life, CA Goldfields, and Independent Energy have each failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that it is both necessary and appropriate to revoke the registration of each class of the registered securities of Advantage Life, CA Goldfields, and Independent Energy.

Order

I ORDER, pursuant to Section 12(j) of the Exchange Act, that the registration of each class of registered securities of Advantage Life Products, Inc., B-Teller, Inc. (n/k/a CA Goldfields, Inc.), and Independent Energy Holdings PLC is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge